

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2024

Eric Weisblum
Chief Executive Officer
Silo Pharma, Inc.
677 N. Washington Blvd.
Sarasota, Florida 34236

       Re: Silo Pharma, Inc.
           Registration Statement on Form S-3
           Filed on January 23, 2024
           File No. 333-276658

Dear Eric Weisblum:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bradley Ecker at 202-551-4985 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing